               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                   Boston Private Bancorp Inc.
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $1.00 par value
_________________________________________________________________
                 (Title of Class of Securities)


                            101119105
_________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 16, 2000
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages

CUSIP No. 101119105                13D            2 of 4 pages
_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons

                      Financial Stocks Inc.
                           31-1437546
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [x]
     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                                   WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

_________________________________________________________________
6)   Citizenship or Place of Organization

                                  Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power           534,600 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power           -0-   |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power      534,600 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power      -0-   |
|_______________________________________________________________|

_________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 534,600
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  [ ]

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                                  4.6%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                                   IA
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Item 1.   Security and Issuer
          ___________________
          This statement relates to the Common Stock $1.00 par value ("Common Stock"), of Boston Private Bancorp Inc. (the
"Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Boston Private Bancorp Inc.
               Ten Post Office Square
               Boston MA 02109


Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
____________             ________________         ___________

FSLP                        534,600 (1)              4.6

(1) As general partner of FSLP, FSI has sole voting power and dispositive power with respect to these shares.

     FSI no longer acts as an investment advisor to Rising Stars, and has no voting power or dispositive power with respect to shares owned by Rising Stars.

          The following table sets forth information with respect to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days.

Date                Shares Sold         Price Per Share
____                ___________         _______________

1/13/00                 2,000                $9.00
1/14/00                 8,000                $9.00
1/26/00                 3,600                $8.89
2/3/00                  4,000                $8.84
2/16/00                50,000                $8.56

     All of these dispositions were effected in open market transactions.



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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FINANCIAL STOCKS INC.


February 22, 2000             By:    /s/ John M. Stein
_________________                 __________________________
    Date                          John M. Stein, President